NEWS RELEASE

Canada Jetlines Provides Update on Route Plan Development

March 28, 2017	(TSXV: JET)

Canada Jetlines Ltd. (TSXV: JET) (the "Company" or "Jetlines") is pleased to provide an update on its route planning development. Jetlines has entered into an agreement with InterVISTAS Consulting Inc. ("InterVISTAS") to support the development of the Jetlines' ULCC airline route structure for its first 15 aircraft, along with a defined start-up schedule for its first four Boeing 737 aircraft.

InterVISTAS is a leading management consulting company with extensive expertise in aviation, transportation and tourism and has successfully delivered more than 2000 projects with over 500 clients in over 75 countries around the world.  InterVISTAS is uniquely qualified to support Jetlines in its network development. InterVISTAS has staff that previously worked at both Air Canada and WestJet as part of the network planning and scheduling teams. InterVISTAS has also worked with every major airport and airline in Canada across a range of disciplines.

The objective of this project is to provide market research and network planning support to assist Jetlines in its development and implementation of a viable network plan. Jetlines focus will be to capitalize on unserved and underserved markets by providing more price competitive options both domestically, and to key sun destinations.

The project will support all of the key elements outlined in Jetlines' initial business model structure including forecasting of high growth centres lacking air service; identification of viable unserved and underserved markets; assessment of the competitive landscape including anticipated competitor response; and development of an efficient launch schedule.

Jetlines has also entered into a separate agreement with InterVISTAS to assist Jetlines in concluding definitive agreements with the key airports that Jetlines' will service as part of its intended first year route structure. These agreements will follow a well-established ULCC template format that incorporates incentive programs in order to achieve lower costs in support the ULCC business model, perfected by Ryanair, EasyJet and others.

The Company further confirms that Chief Executive Officer, Mr. Jim Scott, will be presenting at the Annual North America Airfinance Conference & Awards Dinner in New York, NY on May 16 and 17, 2017. The conference brings together key airlines, investors and fund providers and is split into two specialised days - 'Investor Day' and the 'Airline & Lessor Financing Day'. Jetlines is one of a select group that was invited including United Airlines, American Airlines, Delta, JetBlue, Spirt Airlines and Allegiant Air.

In addition, the Company is pleased to announce that it has engaged NATIONAL Equicom ("NATIONAL") to provide strategic investor relations and financial communications services. NATIONAL will manage communications to all stakeholders and interested parties by bringing the necessary experience and resources to help build a comprehensive picture of the Company and its future potential.

Under the terms of the agreement, the Company will pay NATIONAL a monthly fee of $4,000 for select strategic communications services. The Company will pay the monthly fee from its cash on hand. The initial contract term is 6 months ($24,000 estimated total cost) and commences immediately.

Neither NATIONAL, nor any of its principals, have an ownership interest, directly or indirectly, in the Company or its securities, and the Company has not granted NATIONAL or its principals any right to acquire any such interests.

NATIONAL Equicom is a specialized IR, Financial Communications and Special Situations practice within NATIONAL Public Relations Inc., providing it with the reach and resources of one of the world's leading independent communications firms. NATIONAL has access to 400 professionals – working across all vertical markets and partnering with thousands of clients around the world.  NATIONAL offers the full range of strategic communications services, including investor relations, public relations, marketing, media relations, corporate and financial communications, issues and crisis management, stakeholder relations, and digital engagement.

About Jetlines

Jetlines' is executing its business plan to become Canada's first true ultra-low cost carrier ("ULCC") airline. Jetlines will use the proven and profitable commercial aviation ULCC model to create new passengers with low airfares, and plans to retain these passengers by demonstrating a "passion for service". Jetlines plans to operate flights throughout Canada and provide non-stop service from Canada to the United States, Mexico and the Caribbean, starting with six Boeing 737 aircraft in its first year of operations. Jetlines has an experienced management team and Board and has received an exemption from the Canadian Government that will permit it to conduct domestic air services while having up to 49% foreign voting interests.

For more information on Jetlines, please visit our website at www.jetlines.ca.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Executive Chairman

For Investor Relations please call:
T: 604-681-8030 x.248
F: 604-681-8039
E: info@jetlines.ca
www.jetlines.ca

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) the completion of Jetlines' route planning; (ii) the details of Jetlines' start-up plan, including the number of aircraft it intends to use and timing; and (iii) the business plan and future airline operations of the Company.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines' business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines' business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines' operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.